Johnson Controls, Inc. 5757 Green Bay Avenue Milwaukee, WI 53209 Tel 414-524-2277 Fax 414-524-2077

April 1, 2016

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Johnson Controls, Inc.
Commission letter dated March 22, 2016
Form 10-K
Filed November 18, 2015
Commission File No. 1-5097
Response letter dated April 1, 2016

Dear Mr. O'Brien:

In response to the comment letter dated March 22, 2016 relating to Johnson Controls, Inc.'s (the "Company's") Annual Report on Form 10-K for its fiscal year ended September 30, 2015 ("Form 10-K"), the following is the Company's response. For your convenience, we have included the text of the Staff’s comment.

Form 10-K for the year ended September 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Estimates and Policies, Page 47

1.	The Commission's comment was as follows:

We note your disclosure on page 48 that you used a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. Please explain to us in more detail how you determined your discount rate. Clarify for us in your response the approach used in determining your discount rate (e.g., yield curve approach or hypothetical bond portfolio approach).

As the Commission’s comment referenced a disclosure related to the Company’s U.S. pension and postretirement plans, our response is focused on the discount rate determined for those plans. As disclosed in the Form 10-K, at September 30, 2015, the Company changed the method used to estimate the service and interest components of net periodic benefit costs for pension and other postretirement benefits that utilize a yield curve approach. As such, at September 30, 2015, the disclosed U.S. discount rate was developed by determining the present value of pension and postretirement cash flows on a plan by plan basis and weighted by Projected Benefit Obligation (PBO) using a AA bond yield curve. The disclosed U.S. PBO at September 30, 2015 was determined using the full yield curve of rates. The disclosed U.S. discount rate at September 30, 2014 was developed by determining the present value of aggregate pension and postretirement cash flows using a AA bond yield curve and then determining the single equivalent discount rate that results in the same present value. The disclosed U.S. PBO at September 30, 2014 was determined from the single equivalent discount rate.

For all periods presented in the Form 10-K, the year-end discount rate for the U.S. pension and postretirement plans utilizes a hypothetical AA bond yield curve represented by a series of annualized individual spot discount rates from 0.5 to 99 years. The spot rate curve was derived from a direct calculation of the implied forward rate curve based on the included bond cash flows. The bond data and pricing information was provided by a party independent of the Company and its actuary.

In addition, as requested by the Staff, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide a response to the comment raised in your correspondence of March 22, 2016. If there are any further comments or questions, please do not hesitate to contact me at 414-524-2277.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ Brian J. Stief

Brian J. Stief
Executive Vice President and
Chief Financial Officer

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